SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

Open Capital Company

Further to the Market Announcement of June 23, 2016, the Company hereby informs its shareholders and the market in general that the Board of Directors approved the Restatement of Management Proposal and the Convening Notice of the 165th Extraordinary General Meeting, for the follow reasons:

1.    On June 23 and 22, 2016, after the timely disclosure of the Notice and Management Proposal for the 165th EGM in accordance with section II of Art. 124 of Law 6,404/1976 of December 15, 1976 as amended ("Law of Corporations") and Art. 8 of CVM Instruction 559, of March 27, 2015, were published in the Official Gazette, the Provisional Measure No. 735, of June 22, 2016, and Law No. 13,299 of June 21, 2016, partially sanctioning the Conversion draft law number 11/2016 of Provisional Measure number 706/2015 ("PLC 11/2016"), bringing effect to the decisions concerning the extension of the concession contracts of distributors;

2.    The Convening Notice and Management Proposal for the 165th EGM were disclosed on June 21, 2016, by Eletrobras, containing the opinion of the Company Management in the sence that the full sanction of the PLC 11/2016, with regard to amendments were being proposed for the items IX, X and XI of article 13 of Law 10,438/2002, it was an important factor for the economic and financial sustainability of the concessions of the distribution Companies Boa Vista Energia SA ( "Boa Vista") and Amazonas Distribuidora de Energia SA ("Amazonas Energia"). It happens that, through Law No. 13,299/2016, there was a partial sanction of PLC 11/2016, having been vetoed the wording for item X of article 13 of Law No. 10,438, of April 26, 2002, which creates effects in the evaluation of scenarios of Amazonas Energia and Boa Vista;

3.    The wording of item IX of Article 13 of Law No. 10,438, of April 26, 2002, was approved by Law 13,299/2016 and went on to authorize the reimbursement by CDE of proven expenses with fuels, contracted by  April 30, 2016 and not reimbursed by the demands for economic and energy efficiency, including monetary adjustments;

4.    The Provisional Measure No. 735/2016 also included new wording for §1ª-A of Article 8 of Law 12.783/2013, establishing the possibility of transfer of the shareholding control of the distribution companies, subsidiaries of Eletrobras, which do not have the extension of its concessions approved, associated with the new bid to be made by the Granting Authority, which represents valuable alternative to the concessions that are not renewed, since the Company may not have to spend upfront costs relating to the winding up process  of these distributors. However, we highlight that the transfer of the shareholding control of the distribution companies, in these terms is a faculty of the Grantor;

MARKET ANNOUNCEMENT

5.    The Provisional Measure No. 735/2016 also included new wording for § 5 of article 11 of Law 12.783/2013 to provide, in the case of concessions that were extended, the possibility of the Grantor, under future competitive bidding process of transfer of shareholding control of the distribution companies, set in the bidding documents the signing of an amendment in order to move temporally the obligations of the concession agreement, so that they are compatible with the date of assumption of the distribution company by the new controller, which can increase the interest in the future privatization of distribution companies that have its concessions extended;

6.    On June 28, 2016, through the Official Letter 275/2016 - GM - MME, the Ministry of Mines and Energy, designated Mr. Vicente Falconi Campos, Mr. Wilson Ferreira Junior and Mr. Rodrigo Pereira de Mello, as candidates to be elected by controlling shareholder to fill vacancies on the Board of Directors, at 165th EGM. Mr. Vicente Falconi Campos, when elected, shall replace Mr. Wagner Bittencourt de Oliveira, as chairman of the Board of Directors and Mr. Wilson Ferreira Junior, when elected, will replace Mr. José da Costa Carvalho Neto, as CEO of Eletrobras;

7.    On June 28, 2016, the Company also received the Letter BM&FBovespa 2656-SAE/GAE-1, requesting restatement of the Management Proposal concerning the 165th EGM, until June 29, 2016, clarifying the conditions of the preemptive rights of the shareholders of Eletrobras, as Art. 253 of Law 6,404/1976, if approved the capital contribution by the Federal Government directly into the distributors and subsidiaries of Eletrobras.

Given the brief summary above, the Company's Management assessed that should restate the 165th Management Proposal and the Notice to Convene.

Thus, are available to shareholders at the Investor Relations Department - DFR, Market Information Division - DFRM, at Avenida Presidente Vargas, No. 409-9 floorr, in the city of Rio de Janeiro, RJ and in the Company website (www.eletrobras.com/elb/age/) and in the Comissão de Valores Mobiliários - CVM website(www.cvm.gov.br) all relevant documentation to the matter that will be deliberated at the Extraordinary General Meeting pursuant to Article 135, § 3 of the Law of Corporations and Article 10 of CVM Instruction No. 481.

To facilitate reading by the shareholders and the market in general, in relation to that modified in the Management Proposal and the Convening Notice of the 165th EGM, published on June 21, 2016, all changes made in those documents are highlighted in yellow.

MARKET ANNOUNCEMENT

All values mentioned in the Market Announcement of June 23, 2016 are rectified by the new Management Proposal, presented here.

Finally, it is important to clarify that the 165th EGM will be held for the day July 22, 2016, at 2:00 p.m., since the deadline for signing the Additive Term concerning the extension of the distribution concessions, if approved by the 165th EGM will end on July 26, 2016. In addition to that, there was the timely convening of the 165th Extraordinary General Meeting on June 21, 2016, as item II of Art. 124 of Law 6,404/1976 and Art. 8 of CVM Instruction 559 of March 27, 2015.

Rio de Janeiro, June 29, 2016.

Armando Casado de Araujo

CFO and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.